January __, 2015

Via Edgar

Sandra B. Hunter, Esq.,
          United States Securities and Exchange Commission,
                    Division of Corporate Finance,
                              100 F Street, N.E.,
                                        Washington, D.C. 20549-3628.

Re:	Québec
Registration Statement under Schedule B
Filed December 9, 2014
File No. 333-200812

Form 18-K for Fiscal Year Ended March 31, 2014
Filed August 22, 2014, as amended August 24, 2014,
September 22, 2014, October 16, 2014, October 27, 2014,
November 24, 2014, December 5, 2014, December 19, 2014
File No. 002-86339

Dear Ms. Hunter:

Please find attached a memorandum prepared by Québec in response to the Securities and Exchange Commission's comment letter addressed to Mr. Patrick Hyndman, Québec Government House, dated January 5, 2015.

If you have any questions, please do not hesitate to contact the undersigned at (212) 558-3876.

Very truly yours,

/s/ Robert E. Buckholz
Robert E. Buckholz

Memorandum of Responses

For the convenience of the Staff, we have reproduced the Staff's comments below, followed by our responses. For your background information, and to place our responses in context, each year Québec files an Annual Report on Form 18-K, which includes a detailed discussion of the provincial economy and public finances, and then provides material updating the Form 18-K by filing Reports on Form 18-K/A; these updates include Québec's monthly financial reports, excerpts of Québec's annual accounts and excerpts of Québec's annual budget, as those documents are issued by Québec. Québec's fiscal year ends on March 31.

Québec filed its Annual Report on Form 18-K for the fiscal year ended March 31, 2014 (which we refer to as the "2014 18-K") on August 22, 2014. Québec filed excerpts from its annual accounts, together with excerpts from an "Update on Québec's Economic and Financial Situation" (which we refer to as the "Mid-year Update"), on a Form 18-K/A on December 5, 2014. The most recent monthly report, for September 2014, was filed on a Form 18-K/A on December 19, 2014.

Registration Statement under Schedule B
General

1.          To the extent possible, please update all statistics and information in the registration statement and the Form 18-K to provide the most recent data.

Response: The Description of Québec included in the 2014 18-K contains disclosure about government finances, including government debt, and disclosure on the Québec economy. In our view, the purpose of including information on the economy is to provide investors with supplemental information that bears on Québec's current and prospective government finances, and thus its credit. The principal focus of Québec's Form 18-K/A filings is to update the information on government finances; the monthly reports and the Mid-year Update focus principally on government finances. Québec prepares detailed statistical information with respect to the economy on an annual basis, for inclusion in the Annual Report on Form 18-K, and has included updating information as to Québec's economic outlook in the Mid-year Update, in the context of updating Québec's fiscal outlook. Although it might be theoretically possible also to update the detailed statistical information with respect to Québec's economy to some interim date, we submit that this would not provide any material information beyond what is already provided in the historical and outlook information set forth in the 2014 18-K and the Mid-year Update. We can also specifically confirm that there have been no material developments with respect to pending litigation since the filing of the 2014 18-K. We therefore propose not to provide any further updating information in response to this comment.

2.          Please update the information incorporated by reference to specifically include the previously filed excerpts from the 2014-2015 Québec Budget. Also, specifically incorporate each Form 18-K and amendment, and disclose the related filing dates.

Response: The registration statement has been revised to incorporate by reference the Form 18-K/A Report filed on June 9, 2014, which includes excerpts from the 2014-2015 Budget, and to specifically incorporate by reference the Form 18-K/A Reports filed since the filing of the 2014 18-K, with filing dates noted.

Where You Can Find More Information, page 3

3.          Please refer to the contact information that you provide for Québec on page 2. Please revise to include a toll-free telephone number or advise.

Response: We do not have a toll-free number dedicated to this purpose, and believe that in light of the ready availability of our reports on the EDGAR system, and the predominantly institutional nature of our investors, this would not be a productive use of our resources.

Part II

4.          We note that you filed legal opinions in amendment no. 3 to the Form 18-K for the fiscal year ended March 31, 2014. In connection with future takedowns, please file legal opinions that are not directed to the underwriters and do not limit reliance on the opinions to the underwriters. Investors must be able to rely on the filed legal opinions. Further, to the extent that counsel files a short form tax opinion, the filed legal opinion should confirm that the disclosure in the registration statement is counsel's opinion.

Response: We will address this comment in future filings, using validity and tax opinions substantially in the forms attached as Annexes A and B to this memorandum (Annex B is the form for U.S. counsel; the opinion of Canadian counsel to the underwriters would be adapted from Annex B).

Annual Report on Form 18-K
Exhibit 99.1
General

5.          We note your disclosure on page 1 that the "delivery of this document at any time does not imply that the information is correct as of any time subsequent to its date." As this statement appears to be inconsistent when a prospectus incorporates a Form 18-K by reference, please revise accordingly or advise.

Response: We will delete this sentence from future Form 18-K Reports.

Native Peoples, page 9

6.          We note your disclosure throughout this section that Québec intends to contest various claims. To the extent applicable, please update your disclosure regarding pending litigation to provide the most recent data available.

Response: We confirm that there have been no significant new developments with respect to these matters.

Energy, page 18

7.          We note you disclose the percentage of total electricity produced in Québec that was exported to the United States in 2011 and 2012. Please revise to update or advise.

Response: These figures represent the most recent available information. New data are not expected to be available before Spring 2015.

Exports and Imports, page 18

8.          Please revise to provide greater disclosure regarding the services that Québec imports and exports. In addition, please also expand your disclosure in the Overview section on page 7 to provide more information regarding the service sector.

Response: Statistics on imports and exports of services are available, but on a more delayed basis than other statistics on our economy. For example, the most recent information available at this time is for the year 2011. However, in response to your comment, we will include tables in future Form 18-K Reports of Québec's international imports and exports of services, reflecting the most current information available at the time of filing. We will also add a sentence to the "Québec' - Overview" section, in the second paragraph, substantially to the following effect:

"The leading service industries in Québec are community, business and personal services, finance, insurance and real estate, wholesale and retail trade, governmental services and transportation and warehousing."

Government Finances, page 23
2014-2015 Forecast - Budget 2014-2015, page 27

9.          We note your disclosure that the profits of Government enterprises are budgeted at $5,105 million in 2014-2015, a decrease of 6.2% from 2013-2014. Please revise your disclosure to explain this forecasted decrease.

Response: We do not view the budgeted decrease of 6.2% in this item as significant. The budgeted figure reflects normal year-to-year variability in these results; substantially all of the decrease this year is attributable to a budgeted return to a more normal revenue level at Hydro-Québec, following the unusually high revenue in 2013 due to very cold weather. However, we do not believe that this level of granularity would be necessary or helpful in the context of this overall discussion of the current Budget.

Government Enterprises and Agencies, page 38
Enterprises Included in the Government's Reporting Entity, page 40

10.          For comparative purposes, please disclose the dividend received by the Government from Loto-Québec and the SAQ in Fiscal 2013.

Response: The Fiscal 2013 amounts were $1,194 from Loto-Québec and $1,030 million from SAQ. We do not believe that the disclosure of these additional amounts would be material to an understanding of our government finances.

11.          We note your disclosure that as of March 31, 2013, the total assets of the four Innovatech corporations were $72 million. Please revise to update or advise.

Response: We advise the Staff that total assets of these corporations were $71 million at March 31, 2014. We do not believe this information, or these corporations, are material in the context of this section.

Annex A

•, 2015

Québec
a/s Ministère des Finances
12, rue Saint-Louis
Québec, Québec CANADA
G1R 5L3

Dear Sirs:

Re:	Québec - Issue of US$•, •% Global Notes Series •, Due •, 202•

As counsel for Québec in the matter of the issue and sale by Québec to • (collectively the "Underwriters") of US$• aggregate principal amount of Québec's •% Global Notes Series • due •, 202• (the "Notes"), we have examined the following:

a)

a copy of the prospectus dated •, 2015 forming part of the Registration Statement No • filed with the Securities and Exchange Commission and all material incorporated by reference therein (the "Prospectus"), the preliminary prospectus supplement dated •, 2015 and the prospectus supplement dated •, 2015 relating to the Notes (the preliminary prospectus supplement and the prospectus supplement and all material incorporated by reference therein being hereinafter called the "Prospectus Supplement");

b)

an electronic transmission of an executed copy of the Terms Agreement entered into among Québec and •, acting jointly on behalf of themselves and the several Underwriters named therein, dated •, 2015 (the "Terms Agreement"), which incorporates by reference all of the provisions of the Québec Underwriting Agreement Standard Provisions (Debt Securities) dated [October 8, 2014] (the "Underwriting Agreement Standard Provisions");

c)

an electronic transmission of an executed copy of the Fiscal Agency Agreement dated as of [October 8, 2014] between Québec and The Bank of New York Mellon (the "Registrar") as registrar, fiscal agent, transfer agent and principal paying agent (the "Fiscal Agency Agreement");

d)	a copy of the Global Notes (as defined in the Fiscal Agency Agreement);

e)

a copy of the Order in Council No 448-2014 adopted by the Gouvernement du Québec on May 21, 2014 with respect to the authorization of the issue and sale of the Notes ("Order in Council No 448-2014"), as certified by an authorized official of Québec as of the date hereof;

f)

a copy of ministerial order No FIN-3 of the Minister of Finance of Québec dated July 7, 2003 (the "Ministerial Order") authorizing, inter alia, certain persons to conclude and sign on behalf of Québec borrowing transactions and certain means to sign any debt security and any documents related to a borrowing transaction and a signed copy of a letter dated •, 2015 addressed to •, Delegate General in New York, authorizing certain persons to sign on behalf of Québec the Terms Agreement, the Fiscal Agency Agreement and all documents relating to the issuance and sale of the Notes, as certified by an authorized official of the Ministère des Finances of Québec as of the date hereof;

g)

a certificate, dated •, 2015, of an authorized official of the Ministère des Finances of Québec pursuant to Section 5(g) of the Underwriting Agreement Standard Provisions certifying the compliance of the issuance of the Global Notes with the Order in Council No 448-2014;

h)

a certificate of an authorized official of the Ministère des Finances of Québec dated •, 2015 as to the delivery of the Notes and the amount of other debt securities of Québec outstanding on the date hereof and certifying that the Terms Agreement and the Fiscal Agency Agreement and the Notes were signed and delivered outside Québec;

i)	a certificate of the Secretary to the Ministère des Finances of Québec dated •, 2015 as to the authorized officials (signatories) of Québec, their titles and specimen signatures;

j)	a certificate of the Secrétaire général associé du Secrétariat du Conseil exécutif dated •, 2015 regarding validity of the Orders in Council;

k)	the Financial Administration Act (Québec), the Civil Code of Québec and all other applicable laws of Canada and of Québec;

l)	the Taxation Act (Québec), the Income Tax Act (Canada) and the regulations adopted thereunder (collectively, the "Canadian Tax Act"); and

m)	such other documents and legislation as we have considered necessary or appropriate to examine for the purpose of this opinion.

For the purpose of this opinion, we have:

(i)

assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to the original of all documents submitted to us as certified, photocopied, electronic or facsimile copies;

(ii)	assumed that the Terms Agreement and the Fiscal Agency Agreement have been duly authorized, executed and delivered by or on behalf of each of the parties thereto other than Québec;

(iii)	assumed that, insofar as any obligation fails to be performed in any jurisdiction outside Québec, its performance would not be illegal or ineffective by virtue of the laws of that jurisdiction; and

(iv)

relied on the certificate of an authorized official of the Ministère des Finances of Québec relating to the debt securities of Québec outstanding as at the date hereof and to certain questions of fact.

Based on the foregoing and subject to the qualifications below, we are of the following opinion:

A)

the Notes have been duly authorized by Québec and the Global Notes have been duly executed by Québec and constitute valid and legally binding, unsecured and unconditional general obligations of Québec, for the payment and performance of which the full faith and credit of Québec will be pledged; and the Global Notes will be enforceable against Québec in accordance with their terms, subject to the qualifications set forth in paragraph B) herein, and subject furthermore to the provisions of Book Ten, Title Four of the Civil Code of Québec whereby, in recognizing and enforcing a decision rendered by a court outside Québec for a sum of money expressed in foreign currency, a Québec court will convert that sum of money in Canadian currency at the rate of exchange prevailing on the day such decision becomes enforceable at the place where it was rendered and whereby, in the cases listed below, a decision rendered by a court outside Québec would not be recognized and, where applicable, declared enforceable by a Québec court :

	1.	the court rendering the decision had no jurisdiction under the provisions of the Civil Code of Québec;

2.

the decision is not final or enforceable at the place where it was rendered, is in contravention of fundamental principles of procedure, or is manifestly inconsistent with public order as understood in international relations;

	3.	a decision on the same matter either (i) is pending before or has been rendered by a Québec court or (ii) has been rendered by a foreign tribunal and is recognizable in Québec;

	4.	the decision enforces obligations resulting from taxation laws of a foreign country which does not itself recognize and enforce the obligations resulting from Québec law; or

	5.	the decision is rendered by default and the act of procedure initiating the proceedings was not duly served on the defaulting party;

B)

Québec does not enjoy, under the laws of Québec and the laws of Canada applicable therein, a right of immunity from suit, on the ground of sovereignty or otherwise, in respect of its obligations under the Notes, subject to the following qualifications:

1.

the provisions of the Code of Civil Procedure of Québec which bar extraordinary recourses (quo warranto, mandamus and evocation) and provisional remedies (injunction, seizure of assets before judgment and judicial sequestration) against the Gouvernement du Québec; and

	2.	the general immunity of the State from compensation, set-off, acquisitive prescription, attachment and execution on a judgment.

C)

Our opinions with respect to Canadian taxes are as set forth under the caption "Description of the Securities - Canadian Taxes on Debt Securities" in the Prospectus and the caption "Tax Matters - Canadian Federal Income Taxation" in the Prospectus Supplement and we hereby consent to the references to us under such headings.

The foregoing opinions are subject to the following qualifications:

a)	the foregoing opinions are based upon legislation in effect as of the date hereof and are limited to the laws of Québec and the laws of Canada applicable therein;

b)

the foregoing opinions are subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally, to general equitable principles, including certain equitable principles contained in the Civil Code of Québec, and to the fact that certain recourses, such as specific performance or injunction proceedings, are ordered in the discretion of a court of competent jurisdiction;

c)

the Civil Code of Québec provides that notwithstanding the designation in a contract of the laws of Québec as being the governing laws, if the laws of Québec invalidate the designation, the courts apply the laws of the country with which the act is most closely connected (within the meaning of the Civil Code of Québec), in view of its nature and the attendant circumstances; and

d)	under the provisions of the Currency Act (Canada), the courts are precluded from rendering any monetary judgment in any currency other than the lawful currency of Canada.

We hereby consent to the filing of this opinion with the SEC and in giving this consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Yours truly,

Annex B

_______________, 2015

Ministère des Finances,
          12 rue Saint-Louis,
                    Québec, Québec,
                              Canada G1R 5L3.

Ladies & Gentlemen:

As special United States tax counsel to Québec in connection with the sale by Québec of its U.S.$____,000,000 • % Global Notes Series __ due ____________, 20__ (the "Notes"), we hereby confirm to you that our opinion as to United States federal income tax matters is as set forth under the heading "Tax Matters - United States Taxation" in the Prospectus Supplement dated __________, 201_ to the Prospectus dated _____________, 201_, relating to the Notes, subject to the qualifications noted therein, and we consent to the filing of this letter as an exhibit to the amendment to Form 18-K to be filed by Québec.

By giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission.

Very truly yours,